Exhibit 99.1

YM BioSciences Reports Updated Phase I/II Data for its JAK1/JAK2 Inhibitor CYT387 at ASH 2011
- Significant and durable responses in anemia, splenomegaly and constitutional symptoms reported -
- Well tolerated for dosing periods up to and exceeding two years -
- MRI results confirm meaningful improvements in splenomegaly -

MISSISSAUGA, Canada, December 12, 2011 - YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM), today reported updated results from the ongoing Phase I/II study of its JAK1/JAK2 inhibitor, CYT387, for the treatment of myelofibrosis. The results are being presented this evening in a poster session at the 53rd Annual Meeting of the American Society of Hematology underway in San Diego, CA.

“In this multicenter study, CYT387 continues to demonstrate a unique ability to render and maintain myelofibrosis patients transfusion independent for clinically-relevant periods, while also producing significant and durable improvements in their splenomegaly and constitutional symptoms,” said Dr. Nick Glover, President and CEO of YM BioSciences. “In addition, MRI results obtained from a subset of subjects confirm the meaningful improvements in splenomegaly as measured by palpation. Moreover, CYT387 was well tolerated, with dosing up to and exceeding two years.”

“While additional assessments and analyses are ongoing across dose levels, 300 mg/day appears to be a safe and effective dosing regimen that warrants further clinical development,” added Dr. Glover. “We look forward to leveraging these data to advance our regulatory strategy and our business development activities with the goal of starting pivotal trials in mid-2012.”

Phase I/II Study Updated Results

Study Design
The Core Phase I/II study has completed enrollment of 166 myelofibrosis patients across six study sites. The Core study consists of nine 28-day treatment cycles where CYT387 is orally self-administered, primarily at dosages of 150 mg once-daily (QD), 300 mg QD or 150 mg twice-daily (BID). Patients who tolerate and benefit from the drug may continue to receive CYT387 beyond the Core study in an Extension phase. While data collection and analysis are ongoing, preliminary safety and efficacy results from this multicenter study are presented below.

Subject Characteristics
The majority of the 166 patients enrolled have Primary Myelofibrosis (65%); 22% have Post-Polycythemia vera and 14% have Post-Essential thrombocythemia. Other patient characteristics include:
•	DIPSS-Plus category: Int-1 - 11%; Int-2 - 61%; High - 28%
•	JAK2V617F positive: 76%
•	Red blood cell transfusion-dependent: 44%
•	Palpable splenomegaly >10 cm: 80%
The trial also enrolled patients who had received previous therapies, including other JAK inhibitors (12%) and IMiDs (9%).

Subject Disposition
The median follow-up time for patients in the Core study and Extension phase is 10.4 months (range: 0.8-25.6 months; ongoing). To date, 97% of patients who have completed the Core study have continued into the Extension phase. During the Core study, 32 patients (19%) have discontinued the study, five for possibly or probably related adverse events, for a current overall retention rate of 81%. The retention rate during the Extension phase is currently 79%.

Anemia Response
Of the 68 patients who were transfusion dependent at baseline, to date 54% have become transfusion independent for a minimum of 12 weeks. The median duration of the transfusion-free period has not yet been reached (range: 82-506 days, ongoing). More than 25% of subjects who were not receiving transfusions while on study experienced at least a 1 g/dL increase in hemoglobin lasting for more than eight weeks.

Of the 26 patients who were dosed at 300mg QD and were transfusion dependent at baseline, to date 65% have become transfusion independent for a minimum of 12 weeks.

Spleen Response
Of the 142 patients evaluable for spleen response, 31% achieved a response per IWG-MRT*. The median duration of spleen response has not yet been reached (range: 55 - 574 days, ongoing). The median time to spleen response was 15 days (range: 6 - 260 days, ongoing). To date, 49% of patients achieved more than a 50% maximal decrease in spleen size from baseline, with 87% achieving more than a 25% maximal decrease.

Of the 51 patients who were dosed at 300mg QD and were evaluable for spleen response, 33% achieved a response per IWG-MRT.

Eleven patients were evaluable for spleen response both by MRI and by palpation. The response rate was 64% by MRI (defined as a 35% decrease in spleen volume) and 45% by palpation (defined as a 50% decrease in spleen length). The median splenic decrease from baseline at three months was -41% by volume measured by MRI and -45% by length measured by palpation.

*International Working Group for Myelofibrosis Research and Treatment

Constitutional Symptoms Response
The majority of patients reporting constitutional symptoms at baseline demonstrated a Complete Resolution or Marked Improvement of their symptoms, including night sweats, pruritus and bone pain.

Safety Results
CYT387 is well tolerated in myelofibrosis patients for dosing periods up to and exceeding two years. Reported adverse effects include thrombocytopenia; transient, mild dizziness; mild peripheral neuropathy; and abnormalities in liver/pancreas-related laboratory tests. Treatment emergent anemia and neutropenia were rarely reported.

Poster presentation and YM conference call:
The updated results from the Phase I/II study will be presented in a poster session at the 53rd Annual Meeting of the American Society of Hematology. Poster #3849, entitled “Safety and Efficacy of CYT387, a JAK1 and JAK2 Inhibitor for the Treatment of Myelofibrosis”, will be presented at Session #634, Myeloproliferative Syndromes: Poster III, being held on Monday, December 12th from 6:00-8:00pm PT in Hall GH of the San Diego Convention Center.

YM will also host a webcast meeting open to members of the investment community to discuss these results. This event will be held from 6:30-7:30am PT on Tuesday, December 13th in the Grand Ballroom of the Hotel Palomar, 1047 Fifth Avenue, San Diego. Access to the webcast will be available from YM's website at www.ymbiosciences.com or at www.newswire.ca. The event can also be heard by dialing in to (647) 427-7450 or toll-free at (888) 231-8191.

About CYT387:
CYT387 is an inhibitor of the kinase enzymes JAK1 and JAK2, which have been implicated in a family of hematological conditions known as myeloproliferative neoplasms, including myelofibrosis, and as well in numerous other disorders including indications in hematology, oncology and inflammatory diseases. Myelofibrosis is a chronic debilitating disease in which a patient's bone marrow is replaced by scar tissue and for which treatment options are limited or unsatisfactory.

Both the U.S. Food and Drug Administration (FDA) and the European Commission have designated CYT387 an Orphan Drug for the treatment of myelofibrosis.

YM BioSciences retains full global commercialization rights to CYT387.

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three products: CYT387, a small molecule, dual inhibitor of the JAK1/JAK2 kinases; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. CYT387 is currently in a 166 patient Phase I/II trial in myelofibrosis that has completed enrollment, as well as a 60 patient Phase II BID trial that is recruiting patients. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side-effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and has completed a Phase II trial in glioblastoma multiforme. In addition to YM’s three products, the Company has several preclinical research programs underway with candidates from its library of novel compounds identified through internal research conducted at YM BioSciences Australia.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that CYT387, nimotuzumab and CYT997 will generate positive efficacy and safety data in ongoing and future clinical trials, and that YM and its various licensees will complete their respective clinical trials and disclose data within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith
VP Corporate Communications
YM BioSciences Inc.
Tel. +1 905.361.9518
jsmith@ymbiosciences.com